Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Thalia Brands, Inc.
548 Contra Costa Blvd, Suite O
Pleasant Hill, CA 94523
thaliacapos.com

Up to $1,069,998.00 in Class B Non-Voting Common Stock at $3.00
Minimum Target Amount: $9,999.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

>   **Company:** Thalia Brands, Inc.
>   **Address:** 548 Contra Costa Blvd, Suite O, Pleasant Hill, CA 94523
>   **State of Incorporation:** DE
>   **Date Incorporated:** June 21, 2019

Terms:

>   **Equity**

Offering Minimum: $9,999.00 | 3,333 shares of Class B Non-Voting Common Stock
Offering Maximum: $1,069,998.00 | 356,666 shares of Class B Non-Voting Common Stock
Type of Security Offered: Class B Non-Voting Common Stock
Purchase Price of Security Offered: $3.00
Minimum Investment Amount (per investor): $150.00

*Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Thalia Brands will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3 / share, you will receive 10 Class B Non-Voting Common Stock , meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Bonus Shares

15% Bonus Shares first 2 weeks

10% Bonus Shares from Week 3 to Week 7

5% Bonus Shares from Week 7 to Week 15

Perks*

$501+: Basic Package - Exotic wood or Shell Capo, 6-Piece Pick Tin, Phone Case & Slide ($200 Value)

$1,002+: Limited Edition Package - Limited Edition Investor Versions of the Capo, 12-piece Pick Tin, Phone Case, Slide & Strap ($315 Value)

$2,001+: Custom Shop Package - Custom Capo, Custom Strap, Custom Slide, Custom 50-piece Pick Tin & Custom Phone Case ($550 Value)

$5,001+: Patron Package - As a Thalia Patron (like the Medici's of Florence) you will get Advance Access to All New Products and receive a Thalia Custom Hawaiian Koa Gift Box designed to neatly house all of your Thalia Gear + Custom Shop Package ($1,200 Value)

$10,002+: NAMM VIP Experience - Be our VIP Guest at the Winter or Summer NAMM Show, includes walking the show floor with Chris, a special Thalia VIP NAMM 2020 Gift Package plus Dinner & Drinks on Friday Night with Chris and Team + Patron Package (does not include hotel or airfare)

$30,000+: Ultimate San Francisco Design Experience - 2 Night Stay in San Francisco at the W Hotel and a full day design experience with the Thalia Design Team. Spend the morning in the Thalia Custom Shop where we will design every detail of your bespoke Patron Package, next you will participate in a special new product ideation session with Chris & team over lunch. Finally, we will take you back to San Francisco for a very special evening that we will design just for you. (does not include airfare)

All Perks occur after the offering is completed

The Company and its Business

Company Overview

We are a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 100,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opporunity for innovation and design.

Competitors and Industry

We have competitors in every category that we make products in. However, we are unique in our direct-to-consumer selling model and our ability to deliver customized designs via our build-to-order supply chain model. The vast majority of our competitors sell through a multi-tier supply chain instead of selling direct. Like Dell in the early PC market, we are differentiating ourselves by our ability to be flexible and serve thousands of niches instead of offering mass market products.

Current Stage and Roadmap

Although we have been in business for five years and have acheived many milestones, we are still in the seed stage as far as raising capital. With new investment we see the opportunity to leverage our new brand licenses and expand our offerings category by category, while continuing to innovate in our core businesses. Our vision is to become the dominant guitar accessories and lifestyle brand in the guitar industry.

The Team

Officers and Directors

Name: Christopher Michael Bradley

Christopher Michael Bradley's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: May 13, 2014 - Present
  Responsibilities: Oversee & direct all aspects of the business.

- **Position:** Director & Chairman
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee and manage the board of directors. Vote on issues brought before the board.

- **Position:** President
  Dates of Service: June 21, 2109 - Present
  Responsibilities: Oversee operations of the company.

- **Position:** Chief Financial Officer
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee the finances of the company.

- **Position:** Treasurer
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Oversee fund raising activities and manage cross-boarder currency issues.

- **Position:** Secretary
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Insuring integrity of the governance framework and implementing decisions made by the board.

Other business experience in the past three years:

- **Employer:** 2ndEdison, Inc.

Title: CEO
Dates of Service: January 01, 2000 - Present
Responsibilities: Direct and oversee all aspects of the company.

Other business experience in the past three years:

- **Employer:** 2ndEdison, Inc.
  Title: Chairman & Director
  Dates of Service: January 01, 2000 - Present
  Responsibilities: Oversee corporate governance and manage the board of directors.

Name: Eric Bakri Boustani

Eric Bakri Boustani's current primary role is with NetLawyers LLP. Eric Bakri Boustani currently services 5-10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** General Counsel
  Dates of Service: May 13, 2014 - Present
  Responsibilities: Direct and oversee the legal affairs of the company.

- **Position:** Director
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Participate in board meetings, vote on significant issues affecting the company.

Other business experience in the past three years:

- **Employer:** NetLawyers LLP
  Title: Managing Partner
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Direct and oversee all aspects of the company.

Name: Shannon Marie Bradley

Shannon Marie Bradley's current primary role is with Anaplan, Inc.. Shannon Marie Bradley currently services 2-3 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: June 21, 2019 - Present
  Responsibilities: Director on the Board of Directors. Attend board meetings and

vote on key issues relating to the company,

Other business experience in the past three years:

- **Employer:** Anaplan, Inc.
  Title: Account Executive
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Quoted sales executive with targeted key accounts. Direct field sales.

Other business experience in the past three years:

- **Employer:** Thalia Capos LLC
  Title: VP of Sales & Marketing
  Dates of Service: December 01, 2016 - May 01, 2018
  Responsibilities: Oversee and build Thalia's global distribution and dealer network. Oversee artist relations and develop strategic partnerships. Manage tradeshows and development of dealer and distributor portal.

Other business experience in the past three years:

- **Employer:** Anaplan, Inc.
  Title: Manage sales for major accounts.
  Dates of Service: May 21, 2018 - Present
  Responsibilities: Sales performance and quota attainment.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B - Non-Voting Common Stock should only be undertaken by persons whose financial

resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class B Non-Voting Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Class B Non-Voting Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Some of our products are still in prototype phase and might never be operational products

It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Minority Holder; Securities with No Voting Rights

The Class B Non-Voting Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying non-voting membership interest as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company owns 1 trademark and 5 patents, as well as numerous copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sub-licenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Thalia Brands, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Thalia Brands, Inc. could harm our reputation and materially negatively impact our financial condition and business.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
2ndEdison, Inc.	2,071,876	Class A Common Stock	82.88

The Company's Securities

The Company has authorized Class B Non-Voting Common Stock, and Class A Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 356,666 of Class B Non-Voting Common Stock.

Class B Non-Voting Common Stock

The amount of security authorized is 2,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Non-Voting Common Stock.

Material Rights

There are no material rights associated with Class B Non-Voting Common Stock.

Class A Common Stock

The amount of security authorized is 2,500,000 with a total of 2,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Class A Common Stock.

What it means to be a minority holder

As a minority holder of Class B Non-Voting Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more Classs B Non-Voting Stock, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 2,500,000
  Use of proceeds: Formation of the C-Corporation.
  Date: June 21, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

The company is a premium guitar accessories brand and manufacturer that sells direct to consumer. The company sales grew from $1,385,647 in 2016 to $2,994,276 (a 116% growth) in 2017 and declined to $2,183,575 in 2018 (27% decline). The company was able to generate such growth in sales (116% growth) from 2016 to 2017 because of several strategies like being able to differentiate ourselves by offering unparalleled design variation in our products, that are designed for late stage differentiation with a build-to order manufacturing model, which is appealing to customers.

Our paid ads strategy has also been beneficial in attracting customers. We rely heavily on video ads that showcase the functionality and design aesthetics of our products for this initial acquisition. Once we get a new customer to our website we market to them via email with interesting guitar content via our weekly blog posts and emails that showcase new limited edition products, specials and weekly giveaways. Approximately 18,000 customers open and read our email each week. We also directly market to our customers who don't read our emails via targeted custom audience ads on Facebook, Instagram and Google Networks. This has helped us to reach a global market for our products. About 50% of our customers come from the United States, but the rest come from over 200 different countries. While most of our sales come from our website, we also sell direct via our brand stores on Amazon and Reverb.com. We also maintain a global dealer and distributor network.

The decline of 27% in sales in 2018 was mainly because we lost a key factory that made all of the metal components for our capos. Essentially, we had demanded higher quality and we were a smaller customer and so they dropped us. This happened in December which is our busiest month of the year. We had plenty of inventory to complete the Christmas season but by mid-January we were running very low on A-Stock inventory. We did have sufficient stores of B-Stock so we switched to selling B-Stock which we sell at a 30% discount while we brought up the new factory and did some retooling. It took us about 6 months to bring up a new supply chain and factory. The new factory became fully operational in June of 2018 and is superior in every way to the old factory. Quality has never been better.

We also realized that while our capos are our key source of revenue, that we needed new products to get us back into hypergrowth mode. By expanding into adjacent accessory categories, we can sell new products to our existing customers, who already have a high degree of trust with our brand. This is why we gain scale and increase the lifetime value of each customer overtime as we broaden our product reach.

So, we have been introducing new products and plan to launch several new additional product lines before we reach the Christmas selling season of 2019. Not to mention the Gibson deal which is a massive opportunity for us. We are very bullish on our prospects for this holiday season with our amazing lineup of new product categories.

One of the main reasons we are doing this crowdfunding is to raise money for inventory to support the big opportunities ahead of us in the second half of 2019. After the first half of 2018, the company made $850,000 in sales with a net income of $30,000, and our biggest sales quarter is the last quarter of the year. Given the multiple opportunities we have, we are confident that the company will end up with bigger sales and net income in 2019.

Historical results and cash flows:

Though the company had a 27% decline in sales and a net loss of $241,498 in 2018, and a decline 61% decline in cash from $128,855 in 2017 to $50,627 in 2018, the company has taken several initiatives as previously mentioned that and is already putting the company on a positive path, with first year half sales of $850,000 and net income of about $30,000. The company has really good prospects for 2019, with the new clothing line launch on March 5, 2019, the launch into the slide market on July 10, 2019 with a whole new product line of magnesium slides, and a major licensing and distribution deal with Gibson Brands, Inc signed on June 26, 2019. Under this deal, we will jointly sell Gibson by Thalia branded capos, phone cases and other accessories. Gibson is one of the largest guitar brands in the world and this is a material development and we are the only licensee like this with Gibson. A press release will come out next week and we will be exhibiting inside of the Gibson booth on Nashville at the summer NAMM show, which is our industry's largest tradeshow. We expect that this deal will contribute in an increase in revenue for the company.

The company also has an effective distribution network and strategy to reach more customers globally and continue to increase its market shares.

Distribution is key in certain countries such as Japan, Korea & China where selling direct from the USA is not as viable. We have also selected key dealers in most major markets where it is beneficial to have our products in physical stores.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We currently have about $25,000 cash on hand as of today and we have a big wholesale order that should wire another $25,000 in the next couple of days.

The company also has several Line of credits and loans as listed below:

Lines of Credit

Shopify Working Capital LOC

On February 26, 2019 the company entered capital agreement with Shopify. The company received $165,000 and has to remit $184,800 from future receivables at a remittance rate of 17%. The outstanding balance of today, July 12, 2019 is $102, 299.

Paypal Working Capital LOC

On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days. The outstanding balance of today, July 12, 2019 is $89,793.

Loans

2ndEdison, Inc Loan

The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $358,690. As of today, July 12, 2019. The loans carried no interest and no maturity date had been set for repayment.

Bond Street Loan

On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. As of today, July 12, 2019, the loan has an outstanding balance of $125,767.

Eric Boustani Loan

The company's has a loan from Eric Bostani, a company's related party and officer in the amount of $65,000 as of December 31, 2018. The loans carried no interest and no maturity date had been set for repayment. The total amount of $97,500 is outstanding as of today.

Quarterspot Loan

On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. As of today, July 12, 2019, the loan has an outstanding balance of $26,362.

EBF Partners Loan

On June 6, 2019, the company renewed its structured loan agreement with EBF Partners, LLC, in the amount of $108,000 after paying off the first loan. This new loan agreement has an interest rate of 15% and has a daily payment in the amount of $675 until it matures. As of today, the outstanding loan amount is $93,150.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are important for us being able to invest in new products and inventory. Without them we will likely delay the launch of certain new products. We will likely be able to refinance or have access to additional capital as we pay down current debt as a result of daily operations.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The company will survive without these funds but will not be able to grow as planned without this investment. We do not have enough investment capital currently to fund all of our new product initiatives, but we do have enough to maintain operations.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum will not have a material impact on our business one way or the other. It would represent less than 10% of monthly revenues.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that we would be able to operate the company indefinitely with the maximum funding goal. Although, we will likely raise additional capital in the future so that we may continue to invest in new products, staff and resources.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Our Merchant Capital lines of credit that are offered by Shopify & PayPal get paid down as a percentage of daily credit card receipts. These lines of credit will be paid off later this year and we will have access to additional funding from these lenders once those are paid down. We also are paying down other short-term debts and so if necessary, we could replace those loans with others. However, we plan to use the capital provided by this raise to buy inventory without the use of debt and so we expect to eliminate our reliance on short term debt.

Indebtedness

- **Creditor:** Shopify Working Capital LOC
  Amount Owed: $165,000.00
  Interest Rate: 17.0%
  Maturity Date: July 01, 2020

- **Creditor:** Paypal Working Capital LOC
  Amount Owed: $125,000.00
  Interest Rate: 15.0%
  Maturity Date: July 01, 2020

- **Creditor:** 2ndEdison, Inc
  Amount Owed: $358,690.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022

- **Creditor:** Boan Street
  Amount Owed: $300,000.00
  Interest Rate: 15.5%
  Maturity Date: August 01, 2020

- **Creditor:** Eric Boustani
  Amount Owed: $65,000.00
  Interest Rate: 0.0%
  Maturity Date: December 01, 2022

- **Creditor:** QuartersPot
  Amount Owed: $95,000.00
  Interest Rate: 40.03%
  Maturity Date: September 27, 2019

- **Creditor:** EBF Partners
  Amount Owed: $108,000.00
  Interest Rate: 15.0%
  Maturity Date: December 01, 2022

Related Party Transactions

- **Name of Entity:** Eric Boustani
  Relationship to Company: Director

Nature / amount of interest in the transaction: $65,000 loan and it carries no interest and no maturity date has been set for repayment.

Material Terms: Eric Boustani is also a related party and director who has loaned Thalia Brands, Inc. money when needed for cash flows in the amount of $65,000 as of December 31, 2018. The loan carries no interest and no maturity date has been set for repayment.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Purchase of of IP From 2ndEdison, Inc.
  Material Terms: On July 1, 2017, 2ndEdison, Inc. sold 5 patents to Thalia Capos LLC for $220,000. These were 3 capo patents and 2 guitar pick patents, which provides broad protection for Thalia's capo and pick businesses. GUITAR CAPO WITH REVERSE MECHANISM AND LINKAGE PATENT NO: US 9,190,033 GUITAR CAPO WITH DECORATIVE INLAYS PATENT NO: US 9,454,946 GUITAR CAPO WITH REPLACEABLE FRETPADS PATENT NO: US 9,711,115 3-PLY WOODEN GUITAR PICK PATENT NO: US 9,865,236 2-PLY WOODEN GUITAR PICK PATENT NO: US 10,043,496

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Equipment Leases for Thalia Brands, Inc.
  Material Terms: Thalia Brands, Inc. leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc. had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup. A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Brands, Inc. and terms are as follows: First Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66. Second Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38. Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88. Third Master equipment Lease agreement with Geneva Capital, LLC for an Epilog Laser Geneva supplied by

Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14. Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03 Lease agreement with FirstLease, Inc for a Direct-To-Garment printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76 All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Brands, Inc.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Loans from Thalia Brands's majority owner, 2ndEdison, Inc.
  Material Terms: The company's received loans from its majority owner 2ndEdison, Inc in the amounts of $280,305 and $128,779 as of December 31, 2018 and 2017 respectively. The loans carried no interest and no maturity date had been set for repayment.

- **Name of Entity:** 2ndEdison, Inc,
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Chris Bradley Management Fee
  Material Terms: Thalia Brands, Inc. has been paying 2ndEdison, Inc. a nominal management fee of $50K per year for services provided by Chris Bradley. Chris has not received salary or any other compensation from Thalia Brands, Inc. since inception and this nominal amount is to cover some expenses related to his role in the company. Chris's normal consulting rate is $275 per hour at 2ndEdison, Inc.

- **Name of Entity:** 2ndEdison, Inc.
  Names of 20% owners: 2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Other General transactions that 2ndEdison, Inc. has paid on behalf of Thalia Brands, Inc.. and is later reimbursed
  Material Terms: 2ndEdison, Inc. sometimes has paid expenses on behalf of Thalia Brands, Inc.. and is later reimbursed and vice versa. In 2017, general and

administrative expenses paid by 2ndEdison, Inc. on behalf of Thalia Brands, Inc. was in the amount of $161,991.30, which was reimbursed by Thalia Brands, Inc.. In 2017, the only expense paid by Thalia Brands, Inc. on behalf of 2ndEdison, Inc. was travel expense in the amount of $1,849.46. This expense was reimbursed by 2ndEdsion, Inc. In 2018, general and administrative expenses paid by 2ndEdison on behalf of Thalia Brands, Inc. was in the amount of $14,994.8, which was reimbursed by Thalia Brands, Inc. In 2018, there were no general expenses paid by Thalia Brands, Inc. on behalf of 2ndEdison, Inc.

Valuation

Pre-Money Valuation: $8,000,001.00

Valuation Details:

We used multiple methods to determine our valuation including discounted cash flow analysis and comparable acquisition multiples on trailing revenue. At this stage of development, financial models are considered by many to be highly speculative and thus revenue multiples are more commonly used as a proxy. Companies are our stage of development are typically valued at 3-5X revenue and may fetch more if the buyer is strategic. For example, Crunchbase reports that Blue Microphones was recently purchased by Logitech for $117M on an estimated $10M in trailing revenues, which would indicate for it is not uncommon to see 10X multiples for companies with strategic value to the acquirer.

Our average revenue over the past two years was approximately $2.5M, so a 3X multiple would value our company at $7.5M and a 5X multiple would value us at $12.5M. We believe that there are a number of factors that would push us to the higher end of that multiple spectrum, including the value of our intellectual property portfolio, our direct customer list and D2C model, the value of our brand, the licensing contract with Gibson, and our fully developed product portfolio that we have invested heavily in that is ready to launch in the coming quarters.

That said, we have set our valuation at $8M for this raise in hopes that this valuation will help us to fully subscribe the offering so that we may use the capital to launch our new products and grow the company to the next leve. We believe that there is considerable upside for investors as we scale the business over the next several years.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  6.0%

- *Inventory*

94.0%
To purchase inventory to support our Holiday 2019 Selling Season.

If we raise the over allotment amount of $1,069,998.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
6.0%

- *Inventory*
63.0%
To purchase inventory for our 2019 Holiday Selling Season

- *Working Capital*
27.0%
We need working capital so that we can pay down some short-term debt so that we can free up our normal operating cashflow. We will then be able to use our normal operating cashflow to purchase advertising, which will spur revenue growth.

- *Tooling for New Products*
4.0%
We need to purchase tooling for our two new products lines: strap locks and wall hangers.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 29 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at thaliacapos.com (http://www.thaliacapos.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/thalia

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Thalia Brands, Inc.

[See attached]

THALIA CAPOS LLC
Financial Statements (Unaudited) and Independent Accountant's Review Report
December 31, 2018 and 2017

Thalia Capos LLC
Index to Financial Statements
(unaudited)

SetApart Financial Services
10586 W Pico Blvd, Suite 224
Los Angeles, CA 90065
P: (213) 814 – 2809
W: www.setapartfs.com

To the Board of Directors of
Thalia Brands, Inc
Orinda, California

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying financial statements of Thalia Capos LLC (the "Company,"), which comprise the balance sheets as of December 31, 2018 and 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the years ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of combined financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA
Los Angeles, California
07/12/2019

Marko Glisic, CPA

THALIA CAPOS LLC
BALANCE SHEETS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
ASSETS		
Current Assets		
Cash and Cash Equivalents	50,627	128,855
Inventories	385,385	336,169
Total Current Assets	436,012	465,023
Fixed Assets		
Patents	220,000	220,000
Accumulated Amortization	(18,333)	(5,392)
Total Non Current Assets	201,667	214,608
TOTAL ASSETS	$ 637,679	$ 679,631
LIABILITIES & EQUITY		
Liabilities		
Current Liabilities		
Credit Cards	106,464	256,996
Lines of Credit	194,922	195,488
Accrued Liabilities	5,822	6,541
Loan Payables -Current	194,281	82,948
Total Current Liabilities	501,490	541,973
Long Term Liabilities		
Loans Payables- Non Current	497,389	309,419
Shareholder Loan	65,000	-
Total Non Current Liabilities	562,389	309,419
Total Liabilities	1,063,878	851,392
Equity		
Members Equity	-	-
Retained Earnings	(171,761)	(274,996)
Net Income	(254,439)	103,235
Total Equity	(426,200)	(171,761)
TOTAL LIABILITIES & EQUITY	$ 637,679	$ 679,631

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

THALIA CAPOS LLC
STATEMENTS OF OPERATIONS
FOR THE PERIODS DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Revenue	$ 2,183,575	$ 2,994,276
Cost of Goods Sold	518,293	720,631
Gross Margin	1,665,282	2,273,644
Operating Expenses		
Advertising and Marketing	502,946	716,202
General and Administrative Expenses	1,198,549	1,353,561
Total Operating Expenses	1,701,495	2,069,763
Net Operating Income (Loss)	(36,213)	203,882
Other Expenses		
Interest expense	(218,226)	(100,647)
Provision for Income Taxes	-	-
Net income (Loss)	$ (254,439)	$ 103,235

THALIA CAPOS LLC
STATEMENTS OF MEMBERS' EQUITY
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	Members' Equity		Additional Paid-in Capital	Accumulated Earnings	Total Members' Equity
	Units	Amount			
December 31, 2016	-	$ -	$ -	$ (274,996)	$ (274,996)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	103,235	103,235
Balance at December 31, 2017	-	-	-	(171,761)	(171,761)
Contribution	-	-	-	-	-
Distribution	-	-	-	-	-
Net income (loss)	-	-	-	(254,439)	(254,439)
Balance at December 31, 2018	-	$ -	$ -	$ (426,200)	$ (426,200)

THALIA CAPOS LLC
STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED DECEMBER 31, 2018 AND DECEMBER 31, 2017
(unaudited)

	December 31, 2018	December 31, 2017
Cash flows from operating activities		
Net income	$ (254,439)	$ 108,627
Amortization	12,941	5,392
Total Adjustments to reconcile Net Cash Provided By Operations:		
Inventory	(49,216)	(120,461)
Credit Cards	(150,532)	106,324
Lines of Credit	(565)	130,442
Accrued Liabilities	(719)	5,114
Net Cash Provided By Operating Activities:	**(442,530)**	**230,046**
Cash flows from Investing Activities		
Patent	-	(220,000)
Net Cash used in investing activities	-	**(220,000)**
Cash flows from Financing activities		
Loans Payable	299,303	(6,861)
Shareholder Loan	65,000	
Contribution/(Distribution)	-	-
Net cash received from financing activities	**364,303**	**(6,861)**
Net (decrease) increase in cash and cash equivalents	(78,227)	3,184
Cash and cash equivalents at beginning of period	128,855	125,670
Cash and cash equivalents at end of period	**$ 50,627**	**$ 128,855**

NOTE 1 – NATURE OF OPERATIONS

Thalia Capos LLC previously known as Ardent Brands, LLC was formed on October 13, 2014 ("Inception") in the State of Delaware. The financial statements of Thalia Capos LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Orinda, California.

We are a guitar lifestyle brand that designs and manufacturers obsession-worthy accessories for guitar players. We sell directly to our consumers and deliver amazing design variation through our build-to-order supply chain. We have focused on delivering outstanding customer service, building direct relationships with our more than 100,000 customers and earning thousands of 5-star reviews in the process. We pride ourselves on making products that truly delight and amaze in every aspect of their design. From our base in guitar capos we will continue to expand into adjacent accessory categories where we see an opportunity for innovation and design.

About 50% of our customers come from the United States, but the rest come from over 200 different countries. We have negotiated very low postal and express shipping rates internationally, which enables us to serve this global audience. All of our products have been designed specifically for direct fulfillment. While most of our sales come from our website, we also sell direct via our brand stores on Amazon and Reverb.com.

We also maintain a global dealer and distributor network. Distribution is key in certain countries such as Japan, Korea & China where selling direct from the USA is not as viable. We have also selected key dealers in most major markets where it is beneficial to have our products in physical stores.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when

available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018 and December 31, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventory
Inventories consist primarily of consist primarily work in processed and finished goods inventories. Inventories are recorded using the average cost method. As of December 31, 2018, and December 31, 2017, the company carries total inventory in the amount of $ 385, 385 and $336,168 respectively.

Inventories	2018	2017
Finished Goods Inventory	222,808	176,004
Work In Process Inventory	162,576	160,164

Property and Equipment
Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company has no property and equipment as of December 31, 2018 or 2017.

Patents
The company capitalizes patent filing fees and it expenses legal fees, in connection with internally developed pending patents. The company also will capitalize patent defense costs to the extent these costs enhance the economic value of an existing patent. Patents are amortized over the expected period to be benefited, not to exceed the patent lives, which may be as long as 17 years. Patents consist of 3 capo patents and 2 pick patents sold to Thalia Capos LLC for $220,000.

Revenue Recognition

The Company recognizes revenues from the sale of our products when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Shipping and Handling
Costs incurred for shipping and handling are included in cost of revenue at the time the related revenue is recognized. Amounts billed to a customer for shipping and handling are reported as revenues.

Costs of Net Revenues
Costs of Net Revenues include Direct Materials.

Cost of Goods Sold	2018	2017
Direct Material Cost - Capos	443,250	637,732
Direct Material Cost - Other	16,210	22,385
Direct Material Cost - Picks	58,833	60,515

Income Taxes

The Company is taxed as a Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has filed tax returns from inception in 2017 through 2018 and is not subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3: GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a member's deficit of $407,866 and $166,369 as of December 31, 2018 and December 31, 2017 respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4 – DEBT

Lines of Credit

Shopify Working Capital LOC
The company entered a series of capital agreements with Shopify.

On March 9, 2017, the company entered capital agreement with Shopify. The company received $150,000 and was to remit $169,500 from future receivables at a remittance rate of 14%. This amount was paid off on September 6, 2017.

On July 18, 2017, the company entered capital agreement with Shopify. The company received $300,000 and was to remit $330,000 from future receivables at a remittance rate of 13%. The outstanding balance of this line of credit was $195,109 as of December 31, 2017. The balance was completely paid off on December 8, 2018.

On May 15, 2018, the company entered capital agreement with Shopify. The company received $75,000 and was to remit $82,500 from future receivables at a remittance rate of 15%. The outstanding balance of this loan was $57,513 as December 31, 2018. The balance was completely paid off on February 18, 2019.

Paypal Working Capital LOC
On December 26, 2018, the company received PayPal working capital loan in the amount of $125,000. The loan has a fee of $12,412, bringing the total repayment amount to $137,412. The loan has a repayment percentage of 15% and the company is required to make a minimum payment of $2,780 every 90 days.

Loans Payables

2ndEdison, Inc Loan
The company's received several loans from its majority owner 2ndEdison, Inc in the total amount of $280,305 and $128,779 as of December 31, 2018 and 2017 respectively. The loans carried no interest and no maturity date had been set for repayment.

Bond Street Loan
On July 18, 2017, the company entered a term loan amount agreement with Bond Street in the amount of 300,000. The loan has an annual interest rate of 15.50% and matures on August 1, 2020. As of December 31, 2018, and December 31, 2017, the loan has an outstanding balance of $180,640 and $263,588 respectively.

Eric Boustani Loan
The company's has a loan from Eric Boustani, a company's related party and officer in the amount of $65,000 as of December 31, 2018. The loans carried no interest and no maturity date had been set for repayment.

QuarterSpot Loan
On September 27, 2018, the company entered a loan agreement with QuarterSpot in the amount of $95,000. The loan has an interest rate of 40.03% and matures in 360 days. As of December 31, 2018, the outstanding loan balance is $99,498.

EBF Partners Loan
On December 26, 2018, the company entered a structured loan agreement with EBF Partners, LLC in the amount of $133,000. The loan has an interest rate of 15% and has a daily payment in the amount of $886.67

until it matures. As of December 31, 2018, the outstanding loan balance is $131,227.

NOTE 5: RECENT ACCOUNTING PRONOUNCEMENTS

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers" (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services.

In August 2015, the FASB issued ASU 2015-14, "Revenue from Contracts with Customers", which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2017, while providing the option to early adopt for fiscal years beginning after December 15, 2016. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. We have adopted the new standard effective January 1, 2018.

In August 2016, the FASB issued ASU 2016-15, "Statement of Cash Flows" (Topic 230). This ASU is intended to reduce diversity in practice in how certain transactions are classified in the statement of cash flows. This ASU is effective for financial statements issued for fiscal years beginning after December 15, 2017. We do not believe the adoption of ASU 2016-15 will have a material impact on our financial position, results of operations or cash flows.

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying balance sheet. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

On June 1, 2017, the company signed a commercial rental lease agreement with a certain owner for a building. The lease begins on June 1, 2017 and ends on August 31, 2020. The monthly rents are as followed: $7,116 per month for the period commencing September 1, 2017 and ending August 31, 2018 and $7,329.48 per month for the period commencing September 1, 2018 and ending August 31, 2019 and $7,549.36 per month for the period commencing September 1, 2019 and ending August 31, 2020.

Rent expense was in the amount of $125,044 and $51,024 as of December 31, 2018 and December 31, 2017 respectively.

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its members.

NOTE 7 – MEMBERS' EQUITY

LLC Units
Thalia Capos LLC is owned 100% by 2ndEdison, Inc.

NOTE 7 – RELATED PARTY TRANSACTIONS

There are two related parties:

2ndEdison, Inc.

2ndEdison, Inc. is the majority shareholder of Thalia Brands, Inc. 2ndEdison, Inc. is majority owned by the Bradley Family Trust, the personal trust of Chris & Shannon Bradley. The Bradley Family Trust owns 81.9% of 2ndEdison, Inc.

There have been a number of transactions that go back and forth between 2ndEdison, Inc. and Thalia Capo LLC.

Purchased of IP From 2ndEdison
On July 1, 2017, Thalia Capo purchased patent from 2ndEdison. The patents consist of 3 capo patents and 2 pick patents sold to Thalia Capos LLC for $220,000.

Equipment Leases
Thalia Capos, LLC leases Equipment in the name of 2ndEdison, Inc., as 2ndEdison, Inc had a better credit rating and was able to secure a lower monthly payment. Thalia Brands, Inc. pays the lease payments directly with no markup.

A list of lease agreements by 2ndEdison, Inc on behalf of Thalia Capos LLC and terms are as follow:

First Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions for a Laser Printer Geneva was entered on April 10, 2016. The lease matures after 60 payments of $395.66.

Second Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered May 3, 2017. The lease matures after 60 payments of $879.38.

Lease agreement with Wells Fargo Equipment, Manufacturing services Group for a fork lift was entered on June 5, 2017. The lease matures after 36 payments of $271.88.

Third Master equipment Lease agreement with Geneva Capital, LLC for a Laser Printer Geneva supplied by Advanced Marketing Solutions was entered October 23, 2018. The lease matures after 60 payments of $395.14.

Lease agreement with TimePayment Corp., a refurbished Direct-to Garment Printer Package, a Pre-owned Spider-Mini Pretreat Machine, and a Pre-Owned Clam Heat Press supplied by Coldesi, Inc was entered January 31, 2019. The lease matures after 60 payments of $507.03

Lease agreement with FirstLease, Inc for a shirt printer was entered on March 25, 2019. The lease matures after 45 payments of $545.76

All these leases payments are reimbursed to 2ndEdison, Inc by Thalia Capos LLC.

2ndEdison, Inc Loan

The company's received loans from its majority owner 2ndEdison, Inc in the amounts of $280,305 and $128,779 as of December 31, 2018 and 2017 respectively. The loans carried no interest and no maturity date had been set for repayment.

Chris Bradley Management Fee
Chris Bradley, is also compensated a nominal management fee of $50,000 each year which is paid to 2ndEdison, Inc.

Other General transactions

2ndEdison Inc. sometimes has paid expenses on behalf of Thalia Capos LLC. and is later reimbursed and vice versa.

In 2017, general and administrative expenses paid by 2ndEdison, Inc. on behalf of Thalia Capos LLC was in the amount of $161,991.30, which was reimbursed by Thalia Capos LLC.

In 2017, the only expense paid by Thalia Capos on behalf of 2ndEdison, Inc. was travel expense in the amount of $1,849.46. This expense was reimbursed by 2ndEdsion, Inc.

In 2018, general and administrative expenses paid by 2ndEdison on behalf of Thalia Capos LLC was in the amount of $14,994.8, which was reimbursed by Thalia Capos LLC.

In 2018, there were no general expenses paid by Thalia Capos LLC on behalf of 2ndEdison, Inc.

Eric Boustani

Eric Boustani is also a related party and director who has loaned Thalia Capo LLC money when needed for cash flows in the amount of $65,000 as of December 31, 2018. The loan carries no interest and no maturity date has been set for repayment.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through July 12, 2019, the issuance date of these financial statements.

On February 29, 2019, the company entered another capital agreement with Shopify. The company sold $184,800 future receivables to Spotify for an advance of $165,000, at a remittance rate of 17%.

On March 5, 2019, the clothing line was launched .

On June 6, 2019, the company renewed its structured loan agreement with EBF Partners, LLC, in the amount of $108,000 after paying off the first loan. This new loan agreement has an interest rate of 15% and has a daily payment in the amount of $675 until it matures.

On June 21, 2019, Thalia Capos LLC converted to a Delaware C Corporation called Thalia Brands, Inc. Thalia Brands, Inc is authorized to issue a total of 5,000,000, Common Stock at a par value of $0.0001. The Common Stock consists of 2,500,000 shares of Class A Common Voting rights, and 2,500,000 of Class B Non-Voting rights. 2,500,000 shares of Class A Common Voting rights Stock have been issued and outstanding for a consideration of $250.

On June 26, 2019, we signed a major licensing and distribution deal with Gibson Brands, Inc. Under this deal, we will jointly sell Gibson by Thalia branded capos, phone cases and other accessories. Gibson is one of the largest guitar brands in the world and this is a material development.

On July 10, 2019, we launched into the slide market this week with a whole new product line of magnesium slides.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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Thalia Brands, Inc.

Premium Guitar Accessories & Lifestyle



Website Pleasant Hill, CA REG CF CONSUMER PRODUCTS



Thalia is a premium guitar accessories and lifestyle brand with a loyal customer base, successful business model, and impressive portfolio of innovative patented accessories. Our capos have generated $6M in sales to date, and our picks have garnered over $1M. Now we're expanding into adjacent accessory categories one by one as we continue to grow.

$0.00 raised

0 Investors	91 Days Left
$3.00 Price per Share	$8M Valuation
Equity Offering Type	$150 Min. Investment

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

Overview Team Terms Updates 0 Comments Follow

Reasons to Invest

- Proven Direct-To-Consumer Model with a Build-to-Order Supply Chain
- 100K+ Loyal Customers that keep coming back for our newest innovations
- $7.8M in Sales to date

PREMIUM GUITAR ACCESSORIES &

LIFESTYLE BRAND

THE PROBLEM

GUITAR PLAYERS CRAVE BETTER PERFORMING ACCESSORIES WITH GREAT DESIGN

Guitar players have silently suffered for decades with design flaws in the many accessories they use. Capos buzzed or muted strings, caused tuning issues, and were unappealing aesthetically. Wood picks had great tone but were not flexible or thin enough for most players. These products, and many more, need to be revisited with an eye toward better functionally & design.



THE SOLUTION

INNOVATIVE GUITAR ACCESSORIES THAT SOLVE REAL PROBLEMS WITH DESIGN

We build capos that keep guitars in tune, are easy to use, and are aesthetic works of art. We manufacture the world's thinnest durable wood guitar pick, which has amazing tone, flexibility and design variation. We're expanding into other guitar accessory categories, continuing to solve problems and improve design everywhere we can. We recently expanded into slides and we plan to launch new strap locks, straps and instrument wall hangers later this year. Plus, we're expanding into lifestyle products like phone cases and clothing for people who want to show their passion for guitar playing even when they are on the go.



THE MARKET

EXPANDING OUR MARKET ONE CATEGORY AT A TIME

- GUITAR ACCESSORIES IS A $1 BILLION GLOBAL MARKET

- $400 MILLION IN THE USA ALONE

- EST. 50 MILLION GUITAR PLAYERS IN THE WORLD Source: BBC

- EST. 20 MILLION GUITAR PLAYERS IN THE USA Source: NAMM/Gallup

- FENDER ESTIMATES THAT 50% OF NEW GUITARISTS TODAY ARE WOMEN (VS. 15% A DECADE AGO)



Guitars & Accessories
USA Retail Sales in 2018: $2.5 Billion
Source: Music Trades 2019 Music Industry Census

OUR TRACTION

ESTABLISHED PREMIUM GUITAR ACCESSORIES & LIFESTYLE BRAND WITH MOMENTUM

Thanks to our **direct-to-consumer and built-to-order supply chain**, we're able to offer our customers **infinite variety and customization** while delivering the highest quality products on the market **with amazing customer service.** We've achieved $7.8M in sales to date, earned the trust of over 100K loyal customers and received more than 5,0000 verified 5-star reviews. **And we've done it all without any outside investment!**

$7.8M
SALES TO DATE

100K
LOYAL CUSTOMERS

5000+
5-STAR REVIEWS

To date, we have been **awarded 5 US Utility Patents with broad claims** to protect our core capo and pick technologies. We also have several other patents pending for future products that we plan to launch.



We have an **entire portfolio of amazing products that are already in market** and adored by thousands.

   

We also recently entered into an **exciting licensing partnership with Gibson where we will both sell co-branded capos, phone cases, wall hangers, etc. made by Thalia.** Gibson is one of the most respected guitar brands on earth and our association with them is a major victory for our brand.

 

WHAT WE DO

WE MAKE THE BEST GUITAR ACCESSORIES ON EARTH

We make guitar accessories that simply work better and look better than our competitors. We differentiate ourselves by offering unparalleled design variation and customization in our products. This is only possible because **we design our products for late-stage differentiation** with a **build-to-order supply chain model.** This is appealing to customers because they can choose choose inlays and finishes that closely match their guitars or other personal preferences.

  

CURRENT PRODUCTS

CURRENT PRODUCTS

CAPOS

We make capos that are **functional works of art.** We designed it from the ground up to **improve tone and usability** while complementing fine guitar finishes and inlays. **Thousands of verified 5-Star reviews** and numerous reviews from prominent YouTubers are proof that the Thalia Capo is the best capo on earth.

  

Squeeze the capo with your fretting hand to move up and down the neck.

Match the radius of your guitar's fingerboard, with our interchangeable fretpads.

Pick from **hundreds of different inlay** options to suit any style.

WOOD GUITAR PICKS

We make exotic wood guitar picks that have **incredible tone.** We make them by slicing micro-thin layers of exotic wood and then bonding them back together with the **woodgrain in a crosshatch pattern.** The result is a **very thin, flexible** with the **woodgrain in a crosshatch pattern**. The result is a **very thin, flexible and durable wood pick** with a warm tone that sounds better with each use.







We offer **4 different pick shapes**, 2 **different thicknesses** and **4 different species of wood.**

 Our thinnest pick is 0.9mm and it has flex like a plastic pick but with a much warmer tone.

We make them using multiple layers of wood with the grain **crosshatched for strength.**

EXOTIC WOOD PHONE CASES

We make exotic wood and shell phone cases that blow peoples minds. The market for this category is massive & the margins are high because this is a source of profit for wireless carriers and phone makers. This is also the perfect lifestyle product to showcase our customer base's affinity to guitars.







Our inlaid guitar cases are **works of art**. Each guitar is **inlaid by hand with astonishing detail.**

Our deal with Gibson enables us to offer Gibson branded products that shock and awe.

Our **custom shop team can engrave or inlay** an infinite array of designs with broad appeal.

OTHER UNIQUE THALIA PRODUCTS IN OUR PRODUCT LINEUP











MAGNESIUM SLIDES

CLOTHING

GUITAR CARE PRODUCTS

NEW PRODUCTS PLANNED FOR LAUNCH LATER THIS YEAR WITH YOUR INVESTMENT

We have been busy designing new products and have the following products ready to launch. **Given that we are asking for your investment we thought we share what we have ready to launch now.** We just need investment capital to get these beauties off the ground. Your support and investment, will help us launch these new products just in time for the Holidays!

STRAPS

Thalia Custom Straps brings premium customizable leather straps to the masses at amazing price points. Starting at around $60, Thalia customers will be able to choose from a wide range of premium leather straps with integrated wood and shell inlays. Thalia Straps are designed for our build-to-order supply chain model. Be prepared to be amazed at the workmanship and variation that we bring to this category! P.S. We will launch with a Vegan strap option too!



STRAP LOCKS

We have been developing a strap lock for the better part of 3 years. The problem that we have with existing strap locks is that they usually require you to replace the button on your guitar (hell no!) and of course none of the solutions on the market are very elegant or attractive. So here is what we have designed. We have created a strap lock that will work with over 30 different stock and aftermarket buttons from all of the major guitar brands. No need to get out your screwdriver! And best of all our elegant solution is as beautiful as it is functional and sports fine finishes and inlays just like other Thalia products. We even made sure that it would work perfectly on an acoustic with a endpin jack!



WALL HANGERS

Historically, wall hangers have been another area of disappointment for me. Do I really have to hang my $4,000 guitar or a $12 hanger with exposed drywall screws? Maybe I am a design freak, but come on this is my baby and the most expensive piece of art in my house. I want something that complements it and cradles it and makes sure it is well protected. So here is the Thalia Wall Hanger. It is built on a turn table mechanism so that it is self-leveling even for my asymmetric Telecaster headstock. There are no exposed fasteners, it is beautiful, and we employ felt for for those areas that come in contact with the Nitrocellulose finish on my guitars. I've read too many horror stories on the Acoustic Guitar Forum to trust anything else. Thalia Wall Hangers can also be customized with a name, the brand, a favorite design, matching wood, or inlay pattern. And it looks great when you are playing the guitar too!





  

THE BUSINESS MODEL

WE SELL DIRECT-TO-CONSUMER WITH A BUILD-TO-ORDER SUPPLY CHAIN MODEL

 

Our primary selling model is direct-to-consumer via our website, Amazon and Reverb.com. To get consumers to our website, we advertise on Google, YouTube, Facebook, Instagram and other marketing platforms. Selling direct helps us to build a loyal customer base. We focus on making exceptional products and providing unrivaled customer support. To further engage with our community we share interesting guitar content, conduct weekly giveaways, and release new limited edition products each week via a weekly email & blog post that is regularly read by 18K people. With this model, each time we launch a new product we have an existing customer base of >100K customers who we can tap directly as early adopters.

We design all of our products for late-stage differentiation and customization. This means that the core product such as the metal parts of the capo are preassembled, prepped and readied for final assembly. Once an order comes in a Thalia Inlay Specialist will complete the final step. This design strategy allows us to offer significant design variety to our customers while still maintaining efficient manufacturing processes. We are constantly tinkering with ways to enhance efficiency and improve our fulfillment processes.

HOW WE ARE DIFFERENT

HOW WE ARE DIFFERENT

OUR DESIGN STRATEGY & BUILD-TO-ORDER MODEL ALLOWS US TO EFFICIENTLY DELIVER DESIGN VARIETY & CUSTOMIZATION

Guitar players love variety and customization in their guitars & accessories **but few can afford a custom shop guitar**. Thalia brings the custom shop concept to the masses with highly-customizable guitar accessories at attainable price points. This is made possible by selling direct and by designing our products specifically for late-stage differentiation.



THE VISION

PROJECTING RAPID GROWTH OVER THE NEXT 5 YEARS

We believe we can become the leading guitar accessories & lifestyle brand in the world by continuing the innovation we've already begun. We're tackling each guitar accessory category one by one, and we're continuing to expand with a solid plan of attack. We are also reducing risk by diversifying our portfolio with a full range of guitar accessories and lifestyle items.

OUR TEAM

20 YEARS OF SUCCESSFUL PRODUCT DEVELOPMENT EXPERIENCE

Our core product development team has worked together continuously, developing innovative products, for successful companies for nearly 20 years.

Now, we've grown Thalia Brands, Inc. from an idea into a guitar industry powerhouse. We're a well-rounded group of marketers, product developers, designers and engineers with the track record required to bring a great guitar lifestyle brand to the top.

thalia
EXECUTIVE TEAM
Chris Bradley
Chairman & CEO
Jeff Tilley
VP Design
Alan Crarer
VP Engineering
Eric Boustani
VP & General Counsel
Peter Asher, CBE
Advisor
Seasoned, award-winning team who have developed more than 60 consumer products across a range of industries over the past 20 years for top-tier companies. This team has also been the design team at 2ndEdison, Inc. for 15+ years. Peter is a key advisor to our team.
Sampling of products designed and engineered by this team as part of 2ndEdison, Inc.













WHY INVEST

WE WANT OUR LOYAL CONSUMERS TO BE PART OF OUR JOURNEY

We're opening up our company to equity crowdfunding so that we can invite our loyal consumers and fans, to become shareholders. We have ambitious plans for new products and with your help we can make these a reality. We have already proven that we can repeatedly deliver innovation & quality that guitar players desire. The future is bright and we will continue to invest in R&D as we scale so that we can accomplish our goal of becoming the leading guitar accessories & lifestyle brand in the next decade. Let's do this together!





Our Company Launches on Kickstarter!

In September of 2104, we launch a 21 day kickstarter campaign to fund the final development of our flagship product, the Thalia Capo.



Thalia launches into Exotic Wood Phone Cases

Using our wood and shell inlay expertise, we expand into phone cases and make a foothold into lifestyle products.



Launch our Magnesium Slides

We enter the slide market with a collaboration with MagSlide!



Launch on StartEngine

Now YOU can own a part of our company!



Launch into Wall Hangers

After several years of development, we will launch our new line of wall hangers, bringing Thalia quality into housewares. (ANTICIPATED)

| September 2014 | December 2018 | July 2019 | July 2019 | October 2019 |

November 2016 · **February 2019** · **July 2019** · **September 2019** · **November 2019**



We launch the Thalia Exotic Wood Guitar Pick

Share details about an important milestone in your company's history.



Launch into Clothing

We bring Direct-To-Garment printing in house and bring hundreds of new guitar designs to the market.



Thalia signs licensing deal with Gibson

In a broad licensing deal, Gibson & Thalia will now both distribute co-branded capos and phone cases to a wide audience of guitar players.



Launch into Custom Straps

After years of development, we launch into straps bringing Thalia quality to yet another accessory category. (ANTICIPATED)



Launch into Strap Locks

After years of development, we launch into straps bringing Thalia quality to yet another accessory category. (ANTICIPATED)

In the Press



SHOW MORE

Meet Our Team



Chris Bradley

Founder, Chairman & CEO

Chris is a serial inventor, designer and entrepreneur who has been awarded more than 30 patents. He has also served as the Founder & CEO of the award-winning product development firm, 2ndEdison, Inc. for the past 19 years. Chris has helped many of the world's greatest brands invent, design, engineer, manufacture and market new consumer products. Prior to founding 2ndEdison, Chris held various leadership roles in Finance, Supply Chain & Marketing at HP.





Thalia Bradley

Co-Founder

Thalia had the original idea for the Thalia capo and together with her Father Chris, they cofounded the company. Thalia is currently a high school senior who loves music and guitar.



Peter Asher
Advisor

Peter is a legendary guitar player, manager and Grammy-winning producer. He started his career in the singing duo Peter & Gordon, before heading up A&R for the Beatles, Apple Records. Peter then founded Peter Asher Management, representing artists including James Taylor, Linda Ronstadt, Joni Mitchell, Randy Newman, and Carole King. As a producer,



Jeff Tilley
VP Design

An accomplished and award-winning designer, Jeff has led the design vision for Thalia since inception. He has also led the Design team at 2ndEdison, Inc for the past 15 years. During Jeff's successful career he has developed hundreds of products across a wide range of categories including medical, high technology, automotive, furniture, housewares, and



Alan Crarer
VP Engineering

Alan leads the Engineering team for Thalia, ensuring that all Thalia products are engineered to perfection. He has also led the engineering team at 2ndEdison, Inc. for the past 14 years. Alan's unique engineering abilities have led to dozens of valuable patents. Alan is known for his ability to convert complex mechanisms into brilliantly simple solutions.



Eric Boustani
VP & General Counsel

Eric has worn many hats as a business executive, investor and lawyer in a range of industries. He has been instrumental in creating and managing Thalia's intellectual property portfolio since inception. Eric has also served as General Counsel of 2ndEdison, Inc. for the past 14 years. Eric's many creative talents and unique problem solving abilities have touched

Peter has worked with a dizzying array of talents including James Taylor, 10,000 Maniacs, Diana Ross, Neil Diamond, Cher, Morrissey, Kenny Loggins, and Billy Joel.

consumer products.

every aspect of the Thalia business.



Chase Pereira
Director, Custom Shop & Operations



Dan Cornish
Director of Supply Chain



Alec Plowman
Director of Content



Marissa Derengowski
Director of Technology



Gareth Ewing
Customer Support Manager



Myles Farquharson
Laser Operations Manager



Mike Woodley
Senior Inlay Artist



Phil Divencenzi
Senior Inlay Artist



Chris Bean
Inlay Artist

Offering Summary

Company : Thalia Brands, Inc.

Corporate Address : 548 Contra Costa Blvd, Suite O, Pleasant Hill, CA 94523

Offering Minimum : $9,999.00

Offering Maximum : $1,069,998.00

Minimum Investment Amount (per investor) : $150.00

Terms

Offering Type : Equity

Security Name : Class B - Non-Voting Stock

Minimum Number of Shares Offered : 3,333

Maximum Number of Shares Offered : 356,666

Price per Share : $3.00

Pre-Money Valuation : $8,000,001.00

Maximum subject to adjustment for bonus shares. See Bonus info below

The 10% Bonus for StartEngine Shareholders

Thalia Brands will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

StartEngine shareholders who invested $1,000 or more in any StartEngine offering will receive a 10% bonus on this offering. This means you will receive a bonus for any shares you purchase. For example, if you buy 100 shares of Class B Non-Voting Common Stock at $3 / share, you will receive 10 Class B Non-Voting Common Stock , meaning you'll own 110 shares for $300. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors received their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Bonus Shares

15% Bonus Shares first 2 weeks

10% Bonus Shares from Week 3 to Week 7

5% Bonus Shares from Week 7 to Week 15

Perks*

$501+: Basic Package - Exotic wood or Shell Capo, 6-Piece Pick Tin, Phone Case & Slide ($200 Value)

$1,002+: Limited Edition Package - Limited Edition Investor Versions of the Capo, 12-piece Pick Tin, Phone Case, Slide & Strap ($315 Value)

$2,001+: Custom Shop Package - Custom Capo, Custom Strap, Custom Slide, Custom 50-piece Pick Tin & Custom Phone Case ($550 Value)

$5,001+: Patron Package - As a Thalia Patron (like the Medici's of Florence) you will get Advance Access to All New Products and receive a Thalia Custom Hawaiian Koa Gift Box designed to neatly house all of your Thalia Gear + Custom Shop Package ($1,200 Value)

$10,002+: NAMM VIP Experience - Be our VIP Guest at the Winter or Summer NAMM Show, includes walking the show floor with Chris, a special Thalia VIP NAMM 2020 Gift Package plus Dinner & Drinks on Friday Night with Chris and Team + Patron Package (does not include hotel or airfare)

$30,000+: Ultimate San Francisco Design Experience - 2 Night Stay in San Francisco at the W Hotel and a full day design experience with the Thalia Design Team. Spend the morning in the Thalia Custom Shop where we will design every detail of your bespoke Patron Package, next you will participate in a special new product ideation session with Chris & team over lunch. Finally, we will take you back to San Francisco for a very special evening that we will design just for you. (does not include airfare)

All Perks occur after the offering is completed

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.



Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

MAIN VIDEO

My name is Chris Bradley, I am the Chairman & CEO of Thalia Brands.

Thalia is a premium guitar accessories and lifestyle brand with over 100,000 loyal direct customers, a successful D2C business model, and an impressive portfolio of patented guitar accessories. To date, we have generated $7.8M in sales and are poised for rapid growth.

Our story began 8 years ago, when my daughter Thalia had a big idea for a new guitar capo that was inlaid with exotic wood and shell. As soon as I heard her idea, I knew it was a winner. But as a guitar player and a designer, I knew that we had to fix the functional issues that made capos so painful for guitar players to use. We went on to create the Thalia Capo which has been awarded three US patents. We launched it on Kickstarter in 2014 and today our company, Thalia Brands, is a diversified and thriving guitar accessories business.

We build capos that keep guitars in tune, are easy to use, and are aesthetic works of art. We manufacture the world's thinnest durable wood guitar pick, which has amazing tone, flexibility and design variation. We're expanding into other guitar accessory categories, continuing to solve problems and improve design everywhere we can. We recently expanded into magnesium slides as well as lifestyle products like phone cases and clothing for people who want to show their passion for guitar playing even when they are on the go.

According to Music Trades, Guitar Accessories is a growing market with approximately $1 Billion dollars in global sales in 2018 and $400M in the USA alone. We are tackling each accessory category one by one, with a solid plan for rapid growth.

We have made significant traction as a brand in the 5 years since we launched on Kickstarter. We have had sales of $7.8 million dollars to date. We have also gained the trust of over 100,000 loyal customers. And we have an outstanding customer service record with over 5,000 verified 5-star reviews. Thalia products have also won several major design awards and we have been granted 5 US patents for our unique designs.

And to top it off, we recently, entered into a licensing partnership with Gibson Guitars, one of the largest and most respected guitar brands on earth. Jointly we will be marketing a range of accessories that are co-branded with the Gibson and Thalia brands.

We make guitar accessories that simply work better and look better than our competitors. We differentiate ourselves by offering unparalleled design variation and customization in our products. This is possible because we design our products for late-stage differentiation with a build-to-order supply chain. This is appealing to customers because they can choose inlays and finishes that closely match their guitars or other personal preferences.

We have been busy developing new products and have several that are ready for launch now. Given that we are asking for your investment, we want to share several of these new products with you now.

We plan to launch a Thalia Guitar Strap this fall. We will be offering gorgeous custom straps at amazing price points. Starting at around $60, Thalia customers will be able to choose from a wide range of premium leather straps with integrated wood and shell inlays.

We also plan to launch a new line of strap locks. We have created a strap lock that will work perfectly with the guitar strap buttons that come pre-installed by all of the major guitar brands. And best of all, our elegant solution is as beautiful as it is functional and sports fine finishes and inlays just like other Thalia products.

We also plan to launch a Thalia Wall Hanger. Our wall hangers are works of art in their own right. Felt lined arms ensure that it is perfectly safe for all guitar finishes and of course they can be customized with a matching wood and shell inlay and are offered in range of attractive metal finishes.

Our vision is to become the most successful guitar accessories & lifestyle brand in the world and to deliver massive value to our shareholders. We will do this by continuously innovating and launching into profitable product categories as we scale.

Our core team has worked together, developing innovative new products, for successful companies for nearly 20 years. And together with our key advisor, Peter Asher, guitarist, singer, manager and uber producer of greats like James Taylor and Linda Ronstadt, we are ready to make Thalia Brands a guitar industry powerhouse.

We are inviting you to invest in our company and share in our future success. We have a unique vision and a lineup of amazing products ready for launch. Let's do this together and change the guitar industry forever.

Functionally Better Video Script:

The first thing that you probably noticed about the Thalia Capo is how

beautiful it is. Yes, it comes in lots of different finished choices and

hundreds of different inlay options, but put all of that aside because the

Thalia Capo is functionally the best Capo that you will ever use. Here's

why.

The first is we have interchangeable fret pads. This allows you to match

the fretboard radius of the capo to your specific guitar. Every Thalia Capo

comes with 14 different radius pads. That means you will get a perfect fit

regardless of what guitar you have. The second reason is it's been

designed to be used in your fretting hand so you can simply squeeze it place it onto the neck of your guitar and you can easily move it to any position on the fingerboard or even store it above the nut. That's it the Thalia Capo is functionally the best Capo you will ever use.

Thalia Pick Video Script:

The guitar pick. If you're like most guitar players, you probably haveN't thought a lot about how the pick affects your tone. But we did. The Thalia pick is an innovative take on an essential tool for guitar players. We spent years perfecting the materials for our picks, creating the first wooden pick that plays like a plastic pick. We take super thin layers of our sustainably-harvested Santos Rosewood and layer them in a crosshatch pattern to increase durability.

What makes a would pick unique? The softer material reduces the harsh attack typical of plastic picks. The result is a warmer mellower sound perfect for acoustic instruments as well as getting a balanced warm tone from your electric guitar. Enough talk. How do they sound? [Unedited audio] Find your pick perfect today at ThaliaPicks.com? [All audio recorded with 0.9MM Thalia Picks.]

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 06/21/2019
FILED 06:33 PM 06/21/2019
SR 20195599820 - File Number 5339768

STATE OF DELAWARE CERTIFICATE OF CONVERSION FROM A LIMITED LIABILITY COMPANY TO A CORPORATION PURSUANT TO SECTION 265 OF THE DELAWARE GENERAL CORPORATION LAW

1.) The jurisdiction where the Limited Liability Company first formed is Delaware.

2.) The jurisdiction immediately prior to filing this Certificate is Delaware.

3.) The date the Limited Liability Company first formed is 5/23/2013.

4.) The name of the Limited Liability Company immediately prior to filing this Certificate is THALIA CAPOS LLC.

5.) The name of the Corporation as set forth in the Certificate of Incorporation is Thalia Brands, Inc..

IN WITNESS WHEREOF, the undersigned being duly authorized to sign on behalf of the converting Limited Liability Company have executed this Certificate on the 21st day of June, A.D. 2019.

By: [signature]

Name: Chris M. Bradley
Print or Type

Title: Member
Print or Type

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:33 PM 06/21/2019
FILED 06:33 PM 06/21/2019
SR 20195599820 - File Number 5339768

CERTIFICATE OF INCORPORATION

OF

THALIA BRANDS, INC.

A Delaware Corporation

The undersigned, a natural person (the "Sole Incorporatator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereinafter stated, under the provisions and subject to the requirements of the laws of the State of Delaware.

Article I.

The name of the corporation is Thalia Brands, Inc.

Article II.

The registered office of the corporation in the State of Delaware shall be 2035 Sunset Lake Road, Suite B-2, City of Newark, County of New Castle, 19702. The name of the registered agent of the corporation in the State of Delaware at such address is LEGALINC CORPORATE SERVICES INC.

Article III.

The purpose of this corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

Article IV.

This corporation is authorized to issue only two classes of stock, to be designated Class A Common Stock and Class B Common Stock (collectively, the "Common Stock"). The number of shares of Class A Common Stock presently authorized is 2,500,000. The Class A Common Stock has voting rights. The number of shares of Class B Common Stock presently authorized is 2,500,000. The Class B Common Stock does not have voting rights. The total number of shares of Common Stock presently authorized is 5,000,000, each having a par value of $0.0001.

Article V.

A. The management of the business and the conduct of the affairs of the corporation shall be vested in its Board of Directors. The number of directors which shall constitute the whole Board of Directors shall be fixed by the Board of Directors in the manner provided in the Bylaws.

B. Directors shall be elected at each annual meeting of stockholders to hold office until the next annual meeting. Each director shall hold office either until the expiration of the term for which elected or appointed and until a successor has been elected and qualified, or until

1

such director's death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

C.   No person entitled to vote at an election for directors may cumulate votes to which such person is entitled unless required by applicable law at the time of such election. During such time or times that applicable law requires cumulative voting, every stockholder entitled to vote at an election for directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which such stockholder's shares are otherwise entitled, or distribute the stockholder's votes on the same principle among as many candidates as such stockholder desires. No stockholder, however, shall be entitled to so cumulate such stockholder's votes unless (A) the names of such candidate or candidates have been placed in nomination prior to the voting and (B) the stockholder has given notice at the meeting, prior to the voting, of such stockholder's intention to cumulate such stockholder's votes. If any stockholder has given proper notice to cumulate votes, all stockholders may cumulate their votes for any candidates who have been properly placed in nomination. Under cumulative voting, the candidates receiving the highest number of votes, up to the number of directors to be elected, are elected.

D.   Subject to any limitations imposed by applicable law, the Board of Directors or any director may be removed from office at any time, with or without cause, by the affirmative vote of the holders of a majority of the voting power of all then-outstanding shares of capital stock of the corporation entitled to vote generally at an election of directors.

E.   The Board of Directors is expressly empowered to adopt, amend or repeal the Bylaws of the corporation. The stockholders entitled to vote shall also have power to adopt, amend or repeal the Bylaws of the corporation; provided, however, that, in addition to any vote of the holders of any class or series of stock of the corporation required by law or by this Certificate of Incorporation, such action by stockholders shall require the affirmative vote of the holders of at least a majority of the voting power of all of the then-outstanding shares of the capital stock of the corporation entitled to vote generally in the election of directors, voting together as a single class.

F.   Unless and except to the extent that the bylaws of the corporation shall so require, the election of directors of the corporation need not be by written ballot.

Article VI.

A.   The liability of the directors for monetary damages for breach of fiduciary duty as a director shall be eliminated to the fullest extent under applicable law.

B.   To the fullest extent permitted by applicable law, the corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the corporation (and any other persons to which applicable law permits the Company to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise in excess of the indemnification and advancement otherwise permitted by such applicable law. If applicable law is amended after approval by the stockholders of this Article VI to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director to the corporation shall be eliminated or limited to the fullest extent permitted by applicable law as so amended.

C.   Any repeal or modification of this Article VI shall only be prospective and shall not affect the rights or protections or increase the liability of any officer or director under this

Article VI in effect at the time of the alleged occurrence of any act or omission to act giving rise to liability or indemnification.

Article VII.

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon the stockholders herein are granted subject to this reservation.

Article VIII.

The corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in being offered an opportunity to participate in any Excluded Opportunity. An "Excluded Opportunity" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (collectively, "Covered Persons"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

Article IX.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article (including, without limitation, each portion of any sentence of this Article containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

Article X.

The name and the mailing address of the Sole Incorporator is as follows:

>   Benedict O'Mahoney
>   NetLawyers LLP
>   742 Widgeon Street
>   Foster City, CA 94404

   This Certificate has been subscribed as of June 21, 2019 by the undersigned who affirms that the statements made herein are true and correct.

BENEDICT O'MAHONEY
Sole Incorporator